UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

NextEra Energy, Inc. Employee Retirement Savings Plan

(Full title of the plan)

NextEra Energy, Inc.

(Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard

Juno Beach, Florida 33408

(Address of principal executive office)

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefit Plans

  Administrative Committee

NextEra Energy, Inc. Employee Retirement Savings Plan

Juno Beach, Florida

We have audited the accompanying statements of net assets available for benefits of the NextEra Energy, Inc. Employee Retirement Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Columbus, Ohio

June 20, 2013

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	December 31, 2012
		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ASSETS
Participant-directed investments (see Note 6)	$1,620,331,811	$—	$—	$1,620,331,811
Nonparticipant-directed investments (Leveraged ESOP)	—	456,335,086	136,003,612	592,338,698

Total investments, at fair value	1,620,331,811	456,335,086	136,003,612	2,212,670,509
Notes receivable from participants	42,665,318	—	—	42,665,318
Employer contribution receivable	—	—	3,903,749	3,903,749
Accrued interest receivable	—	—	62	62

Total receivables	42,665,318	—	3,903,811	46,569,129

Total assets, reflecting interest in assets of Master Trust	1,662,997,129	456,335,086	139,907,423	2,259,239,638

LIABILITIES
Leveraged ESOP Note:
Current	—	—	19,689,544	19,689,544
Non-current	—	—	40,925,130	40,925,130
Interest payable (Leveraged ESOP)	—	—	195,785	195,785

Total liabilities, reflecting interest in liabilities of Master Trust	—	—	60,810,459	60,810,459

Interest in net assets of Master Trust, reflecting all investments at fair value	1,662,997,129	456,335,086	79,096,964	2,198,429,179
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(9,814,492)	—	—	(9,814,492)

NET ASSETS AVAILABLE FOR BENEFITS	$1,653,182,637	$456,335,086	$79,096,964	$2,188,614,687

	December 31, 2011
		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ASSETS
Participant-directed investments (see Note 6)	$1,462,077,217	$—	$—	$1,462,077,217
Nonparticipant-directed investments (Leveraged ESOP)	—	397,160,033	162,558,802	559,718,835

Total investments, at fair value	1,462,077,217	397,160,033	162,558,802	2,021,796,052
Notes receivable from participants	40,077,794	—	—	40,077,794
Accrued interest receivable	—	—	103	103

Total receivables	40,077,794	—	103	40,077,897

Total assets, reflecting interest in assets of Master Trust	1,502,155,011	397,160,033	162,558,905	2,061,873,949

LIABILITIES
Leveraged ESOP Note:
Current	—	—	13,609,125	13,609,125
Non-current	—	—	67,137,352	67,137,352
Interest payable (Leveraged ESOP)	—	—	260,811	260,811

Total liabilities, reflecting interest in liabilities of Master Trust	—	—	81,007,288	81,007,288

Interest in net assets of Master Trust, reflecting all investments at fair value	1,502,155,011	397,160,033	81,551,617	1,980,866,661
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(11,101,739)	—	—	(11,101,739)

NET ASSETS AVAILABLE FOR BENEFITS	$1,491,053,272	$397,160,033	$81,551,617	$1,969,764,922

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ADDITIONS
Participant contributions	$86,624,650	$—	$—	$86,624,650
Allocation of Leveraged ESOP shares (see Note 4)	—	32,586,452	—	32,586,452
Transfer from/to nonparticipant-directed investments	23,737,135	907,315	—	24,644,450
Increase in Leveraged ESOP unallocated account (see Note 4)	—	—	36,870,667	36,870,667
Net investment income:
Net investment income in participation in Master Trust, at fair value	166,734,563	69,768,853	—	236,503,416

Total additions	277,096,348	103,262,620	36,870,667	417,229,635

DEDUCTIONS
Benefit payments to participants and beneficiaries	116,376,896	20,438,832	—	136,815,728
Transfer from/to participant-directed investments	907,315	23,737,135	—	24,644,450
Decrease in Leveraged ESOP unallocated account (see Note 4)	—	—	39,325,320	39,325,320
Administrative expenses	1,189,948	47,889	—	1,237,837

Total deductions	118,474,159	44,223,856	39,325,320	202,023,335

Transfers to the Plan, net	3,507,176	136,289	—	3,643,465
NET INCREASE/(DECREASE)	162,129,365	59,175,053	(2,454,653)	218,849,765
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2011	1,491,053,272	397,160,033	81,551,617	1,969,764,922

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2012	$1,653,182,637	$456,335,086	$79,096,964	$2,188,614,687

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

1.	Description of the Plan

The following description of the NextEra Energy, Inc. Employee Retirement Savings Plan (the Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description available in their employee handbook (as updated periodically through Summaries of Material Modifications) or the Plan Prospectus for a more complete description of the Plan.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participation in the Plan is voluntary. Non-bargaining employees of NextEra Energy, Inc. (the Company) and its subsidiaries are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with the Company or certain of its subsidiaries or on the first day of any payroll period thereafter. The Plan includes a cash or deferred compensation arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Pretax Option permits Participants to elect to defer federal income taxes on all or a portion of their contributions (Pretax Contributions) until such contributions are distributed from the Plan. Under current tax law, the annual limitation on Pretax Contributions for the 2013 and 2012 Plan years is $17,500 and $17,000, respectively. In addition, individuals age 50 or older who contributed the maximum allowable under the Pretax Option in the Plan have the option of contributing up to an additional $5,500 annually in Pretax Contributions in 2013 and 2012.

The Plan also includes leveraged employee stock ownership plan (Leveraged ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of U.S. Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in the common stock, par value $.01 per share, of NextEra Energy, Inc. (Company Stock). Pursuant to the Leveraged ESOP, the Master Trust for Retirement Savings Plans of NextEra Energy, Inc. and Affiliates (Master Trust) purchased Company Stock from the Company using the proceeds of a loan (Acquisition Indebtedness) from NextEra Energy Capital Holdings, Inc., a wholly-owned subsidiary of the Company. The Company Stock acquired by the Master Trust is initially held in a separate account (Leveraged ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, Company Stock is released from the Leveraged ESOP Account and allocated to Participants.

The Plan has a Dividend Payout Program which enables Participants to choose how their dividends on certain shares of Company Stock held in the Plan are to be paid. The options available to Participants include reinvestment of dividends in Company Stock, distribution of dividends in cash, or a partial cash distribution of dividends with the balance reinvested in Company Stock. Dividends on Company Stock held in the Leveraged ESOP do not qualify under this program.

Trustee

Fidelity Management Trust Company (Trustee) administers the Master Trust established to hold the assets and liabilities of the Plan and the NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan (Bargaining Plan) (collectively, the Master Trust Plans).

Administration of the Plan

The Plan is intended to qualify as a participant-directed account plan under Section 404(c) of ERISA. The Employee Benefit Plans Administrative Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets), and the Employee Benefit Plans Investment Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named investment fiduciary, but is not directly responsible for the management and control of the Plan assets. The Employee Benefits Advisory Committee acts on behalf of the Company as the Plan sponsor, as defined by ERISA. Fidelity Workspace Services LLC, formerly known as Fidelity Investments Institutional Operations Company (Fidelity), provides recordkeeping services with respect to the Plan.

Employee Contributions

The Plan allows for combined pretax and after-tax contributions by eligible employees in whole percentages of up to 50% of their eligible earnings, as defined by the Plan. Pretax contributions are subject to limitations under the Code. Any Participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). As of December 31, 2012, Participants could elect to invest in any combination of the 23 different investment options offered under the Plan. Participants may change their investment elections daily, subject to Fidelity’s excessive trading policy and the Plan’s limitations on investments in Company Stock.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

Employer Contributions

The table below presents the employer contribution formula for the various Participant groups covered by the Plan.

Participant Group	Benefit
NextEra Energy, Inc. and subsidiaries Non-Bargaining Employees, not listed below	100% on the first 3% of employee contribution 50% on the next 3% of employee contribution 25% on the next 1% of employee contribution
NextEra Energy Seabrook, LLC Non-Bargaining Employees hired prior to November 1, 2002	100% on the first 3% of employee contribution
NextEra Energy Duane Arnold, LLC Non-Bargaining Employees hired prior to January 27, 2006 and NextEra Energy Point Beach, LLC Non-Bargaining Employees hired prior to September 28, 2007	100% on the first 3% of employee contribution 50% on the next 2% of employee contribution

Company matching contributions are made in the form of Company Stock through allocation of shares held in suspense in the Leveraged ESOP Account. The Company makes cash contributions for the difference between the dividends on the shares acquired by the Leveraged ESOP Account and the required principal and interest payments on Acquisition Indebtedness. During 2012, the Plan was allocated a Company cash contribution of $11,085,596 (see Note 4). Contributions are subject to certain limitations.

Forfeitures

Forfeitures of non-vested Company matching contributions due to termination of employment may be used to restore amounts previously forfeited or to reduce the amount of future Company matching contributions to the Plan or may be applied to administrative expenses. At December 31, 2012 and 2011, the balance of the forfeiture account was $40,579 and $53,297, respectively. Forfeitures applied to administrative fees in 2012 totaled $200,123. In addition, forfeitures totaling $907,315 were used to reduce the amount of Company matching contribution during 2012.

Vesting

Participants are immediately 100% vested in employee contributions. NextEra Energy Seabrook, LLC non-bargaining employees hired prior to November 1, 2002, NextEra Energy Duane Arnold, LLC non-bargaining employees hired prior to January 27, 2006 and NextEra Energy Point Beach, LLC non-bargaining employees hired prior to September 28, 2007 are fully vested immediately in Company matching contributions. For employees of NextEra Energy Maine Operating Services, LLC hired prior to August 1, 2006, Company matching contributions are fully vested upon attaining six months of service. For all others, Company matching contributions vest at a rate of 20% each year of service and are fully vested upon a Participant attaining five years of service. Under certain circumstances, an employee may also receive vesting credit for prior years of service with the Company or any of its subsidiaries.

Notes Receivable from Participants

Each Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the account (reduced by prior loans), whichever is less. The vested portion of a Participant’s account will be pledged as security for the loan. The annual rate of interest on Participant loans is fixed and takes into account the prime rate at the time of origination of the loan. The interest rates range from 3.25% to 7.75% for loans outstanding at December 31, 2012. The maturity dates for loans outstanding at December 31, 2012 ranged from 2013 through 2017.

Benefit Payments and Withdrawals

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties may limit a Participant’s contributions to the Plan for varying periods following a withdrawal. Upon termination from employment, Participants are eligible to receive a distribution of the full value of their vested account balance. Terminated Participants can elect to receive a full payment, partial payments, or installments over a period of up to ten years.

Transfers to (from) the Plan generally represent net transfers between the Plan and the Bargaining Plan as well as transfers into the Plan resulting from plan mergers. The majority of transfers arise as a result of Participants transferring between bargaining unit and non-bargaining unit positions while employed by the Company and its affiliated companies.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

Administrative Expenses

The Company pays a portion of the administrative expenses of the Plan. All other expenses are paid directly by the Plan or through forfeitures or through revenue sharing that the Plan receives either directly or indirectly from certain of the Plan’s investment options. Any fees paid directly by the Company are not included in the financial statements.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are reported at fair value. Fair value measurement guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy intended to disclose information about the relative reliability of fair value measurements, with the highest priority being quoted prices in active markets for identical assets or liabilities.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and expenses. The underlying investments of the Master Trust are valued at fair value.

The Plan recognizes transfers into and out of fair value hierarchy levels at the beginning of the period.

The following are descriptions of the valuation methods and assumptions used for underlying investments of the Master Trust.

Registered investment companies (mutual funds), Company Stock and other common stock: Investments in shares of registered investment companies are valued at quoted market prices in active markets (level 1 inputs), which represent the net asset value of such shares held by the Master Trust at year end. Investments in shares of actively traded money market mutual funds are stated at the net asset value of such shares held by the Master Trust at year-end (level 1 inputs). Company Stock and other common stock are valued at their quoted market price in active markets (level 1 inputs).

Investment in shares of fixed income commingled funds, which are registered investment companies, are valued at the net asset value of such shares held by the Master Trust (level 2 inputs). The investment objectives of these registered investment companies valued at net asset value vary, with some holding diversified portfolios of domestic or international stocks, diversified portfolios of bonds, inflation-protected bonds, money market securities and/or real estate securities. Each of these registered investment companies which are valued at net asset value provide for daily redemptions by the Master Trust at reported net asset value per unit share, with no advance notice requirement. There are currently no unfunded commitments related to any of these registered investment companies.

Collective trust funds: The fair values of participation units held in collective trust funds are based on the net asset value per unit share reported by the fund managers as of the financial statement dates and on recent transaction prices (level 2 inputs). The investment objectives of the underlying collective trust funds vary, with some holding diversified portfolios of domestic or international stocks, diversified portfolios of bonds, inflation-protected bonds, money market securities, commodity securities and/or real estate securities. Each collective trust fund provides for daily redemptions by the Master Trust at reported net asset value per unit share, with no advance notice requirement. There are currently no unfunded commitments related to any collective trust fund.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

Managed Income Fund: The Managed Income Fund holds fully benefit-responsive investment contracts (wrapper contracts) (see Note 7 – Managed Income Fund) with various insurance companies and financial institutions in order to provide Participants with a stable, fixed-rate of return on investments and protection of principal from changes in market interest rates.

The Managed Income Fund is a synthetic guaranteed investment contract which is valued at estimated fair value of the underlying investments of the contracts, primarily debt securities and wrapper contracts. The fair values of U.S. Treasury notes are reflected at the closing price reported in the active market in which the security is traded (level 1 inputs). Asset-backed and mortgage-backed securities are valued at their most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which such securities are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service (level 2 inputs). The fair values of corporate bonds are estimated based on yields currently available on comparable securities of issues with similar credit ratings (level 2 inputs). The fair values of government agency notes are estimated based on current rates for similar instruments (level 2 inputs).

Wrapper contracts: Investments in wrapper contracts are valued at fair value using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio of securities. For 2012 and 2011, the fair value of the wrapper contracts was not material. The contracts are unallocated in nature and are fully benefit-responsive. Therefore, net assets available for benefits reflects the Plan’s interest in the contract value of the Managed Income Fund because the Plan’s allocable share of the difference between fair value and contract value for this investment is presented as a separate adjustment in the statement of net assets available for benefits. There are no reserves against contract values (which represent contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise. Wrapper contracts provide the Managed Income Fund with the ability to use contract value accounting to maintain a constant $1.00 unit price. Wrapper contracts also provide for the payment of Participant-directed withdrawals and exchanges at contract value (principal and interest accrued to date) during the term of the wrapper contracts. However, withdrawals prompted by certain events (e.g., layoffs, retirement during specified early retirement window periods, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, material breach of contract responsibilities, loss of the Plan’s qualified status, etc.) may be paid at fair value which may be less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to be paid at less than contract value is not probable. A wrap issuer may terminate a wrapper contract at any time; however, if the fair value of the contract is less than the contract value, the wrap issuer can either hold the contract until the fair value and contract value are equal or make up the difference between the two. If the funds in the wrapper contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Investment Income Recognition

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the average cost method of the securities. The carrying amounts of securities held in Participant accounts are adjusted daily; securities held in the Leveraged ESOP Account are adjusted daily. Unrealized appreciation or depreciation is recorded to recognize changes in fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits distributed to Participants are recorded when paid.

Notes Receivable from Participants

Notes receivable from Participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances in the Plan.

Subsequent Events

The Company has evaluated events and transactions through the date these financial statements were issued.

3.	Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility, which could result in changes in the value of such securities. Due to the level of risk associated with certain types of investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

4. Leveraged Employee Stock Ownership Plan (Nonparticipant-Directed Unallocated)

The Plan’s Leveraged ESOP provisions correspond to the Plan’s interest in the Leveraged ESOP Account of the Master Trust. The Leveraged ESOP Account of the Master Trust holds unallocated Company Stock that was purchased by the Master Trust on behalf of the Plan and the Bargaining Plan and the associated Acquisition Indebtedness. The Leveraged ESOP Account is allocated to each of the Master Trust Plans for financial reporting purposes proportionately based on each Master Trust Plan’s relative end-of-year net assets excluding the net assets of the Leveraged ESOP Account. The Plan’s allocation of Company Stock held in the Leveraged ESOP Account, accrued interest receivable, Acquisition Indebtedness and interest payable have been reflected in the statements of net assets available for benefits, but the entire balance of the Leveraged ESOP Account reflects amounts which are not yet allocated to Participant accounts. Company Stock will be released from the Leveraged ESOP Account and allocated to accounts of Participants at the fair value of the shares on the date of the allocation in satisfaction of part or all of the Company’s matching contribution requirement under the Plan. The Acquisition Indebtedness will be repaid quarterly from dividends on the shares held by the Leveraged ESOP Account, as well as from cash contributions from the Company. The number of shares released from the Leveraged ESOP Account and allocated to accounts of Participants during the year is based on the ratio of the total of the current year’s principal and interest payments to the total principal and interest payments remaining, including the current year. The net effect of a change in the allocation percentage from year to year is reported as a reallocation of the Leveraged ESOP Account. The value of the shares allocated to accounts of Participants under the Plan is not affected by these allocations.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

Condensed financial information for the Leveraged ESOP Account is presented below, indicating the approximate allocations made to each Master Trust Plan. The net assets information below has been allocated to the Plan but not to the Participants. The effect of 2012 Leveraged ESOP activity on net assets has been allocated to the Plan but not to the Participants and is included in the financial statements of the Plan.

	December 31, 2012
	Total Leveraged ESOP Account	Plan	Bargaining Plan

Allocation Percentage	100%	73.33%	26.67%

Accrued interest receivable	$85	$62	$23
Employer contribution receivable	5,323,812	3,903,749	1,420,063
Registered investment companies	316,769	232,275	84,494
Company Stock	185,160,743	135,771,337	49,389,406

Total assets	190,801,409	139,907,423	50,893,986

Interest payable	267,006	195,785	71,221
Acquisition Indebtedness	82,664,415	60,614,674	22,049,741

Total liabilities	82,931,421	60,810,459	22,120,962

Net assets at December 31, 2012	$107,869,988	$79,096,964	$28,773,024

	December 31, 2011
	Total Leveraged ESOP Account	Plan	Bargaining Plan

Allocation Percentage	100%	72.70%	27.30%

Accrued interest receivable	$142	$103	$39
Company Stock	223,595,437	162,558,802	61,036,635

Total assets	223,595,579	162,558,905	61,036,674

Interest payable	358,739	260,811	97,928
Acquisition Indebtedness	111,064,695	80,746,477	30,318,218

Total liabilities	111,423,434	81,007,288	30,416,146

Net assets at December 31, 2011	$112,172,145	$81,551,617	$30,620,528

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

	Year Ended December 31, 2012
	Total Leveraged ESOP Account	Plan	Bargaining Plan

Employer contributions	$15,118,192	$11,085,596	$4,032,596
Interest Income	697	511	186
Dividends	8,288,406	6,077,573	2,210,833
Net appreciation in fair value of Company Stock	26,206,050	19,215,901	6,990,149

Total	49,613,345	36,379,581	13,233,764

Interest expense	(9,190,258)	(6,738,867)	(2,451,391)

Net gain	40,423,087	29,640,714	10,782,373
Allocation of shares to Master Trust Plans	(44,725,244)	(32,586,453)	(12,138,791)
Reallocation of Leveraged ESOP	—	491,086	(491,086)

Effect of current year Leveraged ESOP Activity on net assets	(4,302,157)	(2,454,653)	(1,847,504)
Net assets at December 31, 2011	112,172,145	81,551,617	30,620,528

Net assets at December 31, 2012	$107,869,988	$79,096,964	$28,773,024

Acquisition Indebtedness

In December 1990, the Master Trust, which holds assets for the Master Trust Plans, borrowed $360 million from NextEra Energy Capital Holdings, Inc. to purchase approximately 24.8 million shares of Company Stock. The Acquisition Indebtedness is currently held by EMB Investments, Inc. (the Lender) which is a wholly-owned subsidiary of NextEra Energy Capital Holdings, Inc. The Acquisition Indebtedness is currently scheduled to mature in 2016, bears interest at a fixed rate of 9.69% per annum and is to be repaid using dividends received on both Company Stock held by the Leveraged ESOP Account and Leveraged ESOP shares allocated to accounts of participants under the Master Trust Plans, together with cash contributions from the Company. For dividends on shares allocated to participant accounts used to repay the loan, additional shares equal in value to those dividends are allocated to accounts of participants under the Master Trust Plans. In 2012, dividends received from both shares held by the Leveraged ESOP Account and shares allocated to accounts of participants under the Master Trust Plans totaled $8,288,406 and $20,649,647, respectively. Employer contributions for the 2012 debt service shortfall totaled $15,118,192.

The unallocated shares of Company Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As debt payments are made, a percentage of Company Stock is released from collateral and becomes available to satisfy Company matching contributions, as well as to replace dividends on Leveraged ESOP shares allocated to participant accounts under the Master Trust Plans used to repay the Acquisition Indebtedness. The Company typically makes optional prepayments of the Acquisition Indebtedness when the number of shares required to provide Company matching contributions and to restore dividends on allocated Leveraged ESOP shares used to repay the Acquisition Indebtedness exceeds the shares released from collateral resulting from scheduled debt payments. In 2012, the lender and the Company agreed to the release of Leveraged ESOP shares prior to the receipt of certain optional debt prepayments, provided that the aggregate amount due was paid in February 2013. Such aggregate amount totaled $5,640,702. The optional debt prepayment was paid in February 2013. During 2012, 996,604 shares of Company Stock were released from collateral for the Acquisition Indebtedness. The 996,604 shares consisted of 684,896 shares to provide Company matching contributions and 311,708 shares to restore dividends on allocated Leveraged ESOP shares used to repay the Acquisitions Indebtedness. The Leveraged ESOP debt, with carrying values of $82,664,415 and $111,064,695 at December 31, 2012 and 2011, respectively, is estimated to have a fair value that is not materially different from carrying value. The fair value is estimated using a discounted cash flow valuation technique, based upon interest rates currently available to the Company on debt with similar terms, maturities, and structures (level 2 inputs).

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

The scheduled principal repayments and 2013 optional prepayment by the Master Trust of Acquisition Indebtedness are as follows:

Year	Repayment Amount
2013	$26,851,990
2014	$24,147,500
2015	$27,265,500
2016	$4,399,425

5.	Parties-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

The Acquisition Indebtedness is currently held by the Lender which is a wholly-owned subsidiary of NextEra Energy Capital Holdings, Inc., which is a wholly-owned subsidiary of the Company. As of December 31, 2012 and 2011, 2,676,120 shares and 3,672,724 shares, respectively, of Company Stock held by the Master Trust served as collateral for the outstanding Leveraged ESOP Acquisition Indebtedness. Amounts receivable from the Company for the optional debt prepayment made in February 2013 are reflected as an employer contribution receivable (see Note 4).

Dividend income earned by the Plan includes dividends on Company Stock. Dividends on shares held in the Leveraged ESOP Account and the Company’s Stock LESOP Fund (see Note 7 – NextEra Energy, Inc. Stock LESOP Fund) were used to repay in part the Acquisition Indebtedness. Certain dividends on shares held in Participants’ accounts are reinvested in Company Stock for the benefit of the Plan’s Participants pursuant to the Company’s Dividend Reinvestment and Direct Stock Purchase Plan in which the Trustee participates.

At December 31, 2012 and 2011, the number of shares of Company Stock held in Participant accounts totaled 9,830,027 and 10,011,457, respectively, with a fair value of $680,139,593 and $609,497,497, respectively. During 2012, dividends on shares of Company Stock held in Participants’ accounts totaled $23,685,124. During 2012, the Plan’s proportionate share of dividends on shares of Company Stock held in the Leveraged ESOP Account totaled $6,077,573.

Certain Plan investments are managed by an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from Participants held by the Plan of $42,665,318 and $40,077,794 at December 31, 2012 and December 31, 2011, respectively, are also considered party-in-interest transactions.

6.	Investments/Interest in Master Trust

All of the Plan’s assets and liabilities are commingled with the assets of the Bargaining Plan in the Master Trust.

The Plan’s relative share of ownership of the total net assets of the Master Trust was approximately 73.33% and approximately 72.70% at December 31, 2012 and 2011, respectively. The Plan’s relative share of ownership varies in each of the underlying investments of the Master Trust, excluding the Leveraged ESOP Account (see Note 4), based on Participants’ investment elections. Income from the Master Trust is allocated to the individual Master Trust Plans based on each Master Trust Plan’s interest in the underlying investments of the Master Trust.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

The following table presents net assets held in the Master Trust as of December 31, 2012 and 2011, including fair value of investments held in the Master Trust, and the contract value adjustment, as applicable, pertaining to the fully benefit-responsive investment contracts held in the Master Trust.

	December 31,
	2012	2011
Assets
Investments at fair value:
Registered investment companies	$528,764,898	$494,909,274
Collective trust funds	750,150,989	658,341,634
Common stocks	1,350,944,375	1,265,523,679
U.S. Treasury notes	223,643,111	220,944,439
Government agency notes	31,913,000	39,658,290
Asset-back securities	30,697,915	22,469,854
Mortgage-backed securities	49,202,156	34,456,448
Corporate bonds	41,119,621	34,991,625
Other	444,700	569,845

Total investments at fair value	3,006,880,765	2,771,865,088
Notes receivable from Participants	67,459,350	63,281,182
Employer contribution receivable	5,323,812	—
Accrued interest and other receivables	5,475,935	4,951,772
Non-interest bearing cash	19,522	2,645,009

Total assets	3,085,159,384	2,842,743,051

Liabilities
Leveraged ESOP note payable	82,664,415	111,064,695
Interest payable (Leveraged ESOP)	267,006	358,739
Interest payable (Managed Income Fund)	—	1,734,985
Other payables	3,674,460	4,273,217

Total liabilities	86,605,881	117,431,636

Net assets reflecting all investments at fair value	2,998,553,503	2,725,311,415
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(13,789,130)	(15,951,304)

Net assets	$2,984,764,373	$2,709,360,111

Investment income for the Master Trust is as follows:

Year Ended December 31, 2012
Investment income (1)
Net appreciation in fair value of investments:
Registered investment companies	$18,630,015
Collective trust funds	89,957,080
Company Stock	139,768,926
Common stocks	27,714,252

Total net appreciation	276,070,273
Interest and dividends	79,742,706

Total investment income	$355,812,979

(1)	The above table includes investment income from the Leveraged ESOP (See Note 4)

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets that are measured at fair value on a recurring basis as of December 31, 2012:

	Fair Value Measurements At December 31, 2012 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Participant-directed investments:
Equity securities:
Common stocks	$231,043,358	$—	$—	$231,043,358
Company Stock	334,380,443	—	—	334,380,443
Equity commingled funds	274,634,448	462,494,973	—	737,129,421
Fixed income commingled funds	113,076,253	185,530,698	—	298,606,951
Blended commingled funds	—	237,693,431	—	237,693,431
U.S. Treasury notes	223,643,111	—	—	223,643,111
Government agency notes	—	31,913,000	—	31,913,000
Asset-backed securities	—	30,697,915	—	30,697,915
Mortgage-backed securities	—	49,202,156	—	49,202,156
Corporate bonds	—	41,119,621	—	41,119,621
Other	—	444,700	—	444,700

Total participant-directed investments	1,176,777,613	1,039,096,494	—	2,215,874,107

Nonparticipant-directed investments (Leveraged ESOP):
Equity securities:
Company Stock	785,520,574	—	—	785,520,574
Fixed income commingled funds	5,486,084	—	—	5,486,084

Total nonparticipant-directed investments	791,006,658	—	—	791,006,658

Total investments at fair value	$1,967,784,271	$1,039,096,494	$—	$3,006,880,765

Equity commingled funds classified as Level 1 includes foreign stock of $4,423,631. The equity commingled funds classified in Level 1 and Level 2 are registered investment companies and collective trust funds, respectively, of $274,634,448 and $462,494,973. Equity commingled funds classified in Level 2 includes foreign funds of $118,542,050. Fixed income commingled funds classified as Level 1 consist of money market mutual funds of $118,562,337. Fixed income commingled funds classified as Level 2 consists of registered investment companies and collective trust funds, respectively, of $135,568,113 and $49,962,585. Blended commingled funds classified as Level 2 consist of collective trust funds of $237,693,431. Government agency notes classified as Level 2 include foreign notes of $3,336,529.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets that are measured at fair value on a recurring basis as of December 31, 2011:

	Fair Value Measurements At December 31, 2011 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Participant-directed investments:
Equity securities:
Common stocks	$202,348,021	$—	$—	$202,348,021
Company Stock	317,320,288	—	—	317,320,288
Equity commingled funds	241,499,686	415,186,368	—	656,686,054
Fixed income commingled funds	124,246,142	172,667,072	—	296,913,214
Blended commingled funds	—	196,137,454	—	196,137,454
U.S. Treasury notes	220,944,439	—	—	220,944,439
Government agency notes	—	39,658,290	—	39,658,290
Asset-backed securities	—	22,469,854	—	22,469,854
Mortgage-backed securities	—	34,456,448	—	34,456,448
Corporate bonds	—	34,991,625	—	34,991,625
Other	—	569,845	—	569,845

Total participant-directed investments	1,106,358,576	916,136,956	—	2,022,495,532

Nonparticipant-directed investments (Leveraged ESOP):
Equity securities:
Company Stock	745,855,369	—	—	745,855,369
Fixed income commingled funds	3,514,187	—	—	3,514,187

Total nonparticipant-directed investments	749,369,556	—	—	749,369,556

Total investments at fair value	$1,855,728,132	$916,136,956	$—	$2,771,865,088

The equity commingled funds classified in Level 1 and Level 2 are registered investment companies and collective trust funds, respectively, of $241,499,686 and $415,186,368. Equity commingled funds classified in Level 2 include foreign funds of $117,404,708. Fixed income commingled funds classified as Level 1 consists of money market mutual funds of $127,760,329. Fixed income commingled funds classified as Level 2 consists of registered investment companies and collective trust funds, respectively, of $125,649,259 and $47,017,813. Blended commingled funds classified as Level 2 consist of collective trust funds of $196,137,454.

As of January 1, 2011, $230,976,405 and $82,821,084, respectively, of U.S. Treasury notes and money market mutual funds were transferred into Level 1 from Level 2. The transfer of these assets was based upon improved liquidity and support for quoted market prices.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

The Plan’s portion of interest in the total participant-directed assets of the Master Trust is as follows:

	December 31,
	2012	2011
Assets:
Mutual Funds:
Fidelity Low-priced Stock Fund – Class K	$47,817,727	$37,331,751
JPMorgan U.S. Government Money Market Fund	58,053,125	56,336,946
Royce Premier Fund Institutional	86,564,815	87,720,628
Cohen & Steers Institutional Realty Shares	46,535,074	35,877,251
Vanguard Prime Cap Core Fund	9,107,849	7,262,870

Total mutual funds	248,078,590	224,529,446

Collective Trust Funds:
PIMCO Diversified Real Asset Trust	10,706,084	8,846,380
BTC Russell 3000 Index Fund C	22,062,425	17,958,906
BTC U.S. Debt Index Fund C	33,803,354	32,141,057
BTC MSCI ACWI Index C	22,631,705	22,327,285
BTC Equity Index C	79,525,939	69,660,645
Legg Mason Value Equity Collective Investment Fund	41,706,718	36,402,925
Thornburg International Equity Fund	67,332,754	64,012,046
Vanguard Target Retirement 2005 Trust II	—	10,853,097
Vanguard Target Retirement 2015 Trust II	73,923,156	61,976,170
Vanguard Target Retirement 2025 Trust II	67,935,362	53,798,011
Vanguard Target Retirement 2035 Trust II	102,389,781	92,472,649
Vanguard Target Retirement 2045 Trust II	26,956,018	19,850,916
Vanguard Target Retirement Income Trust II	33,282,674	15,620,551

Total collective trust funds	582,255,970	505,920,638

NextEra Energy, Inc. Stock Fund	229,684,665	218,549,010
Managed Income Fund	291,196,621	276,418,525
Large Cap Growth Fund	87,165,064	70,755,281
Equity Income Fund	49,697,684	41,790,210
Mid-Cap Growth Fund	—	36,100,077
PIMCO Total Return Bond Fund	96,215,859	88,014,030
Small Mid Cap Growth Fund	36,037,358	—

Total assets, at fair value	$1,620,331,811	$1,462,077,217

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

7.	Pooled Funds of the Master Trust

Within the Master Trust are certain pooled funds in which the Plan and the Bargaining Plan participate. These pooled funds include the Leveraged ESOP Account (unallocated portion), the NextEra Energy, Inc. Stock LESOP Fund (allocated portion), the Managed Income Fund, the NextEra Energy, Inc. Stock Fund, the Large Cap Growth Fund managed by T. Rowe Price, the Equity Income Fund managed by T. Rowe Price, the Mid-Cap Growth Fund managed by Friess Associates, the PIMCO Total Return Bond Fund managed by PIMCO, and the Small Mid Cap Growth Fund managed by Delaware Investments. All of these pooled funds except the Leveraged ESOP Account are described below. The Leveraged ESOP Account is described in Note 4. The Master Trust Plans hold undivided interests in the assets and liabilities of these pooled funds.

Managed Income Fund

The value of the Plan’s interest in the Managed Income Fund included in the statements of net assets available for benefits represents approximately 71.18% of the net assets of that fund at December 31, 2012 and 69.60% at December 31, 2011. The fully benefit-responsive investment contracts held in the Managed Income Fund are allocated to the Plan and the Bargaining Plan based on each Master Trust Plan’s proportionate share of participation in the Managed Income Fund. The Managed Income Fund’s net assets available for benefits consisted of the following:

	December 31,
	2012	2011

U.S. Treasury notes	$223,643,111	$220,944,439
Government agency notes	31,913,000	39,658,290
Asset-backed securities	30,697,916	22,469,854
Mortgage-backed securities	49,202,156	34,456,448
Corporate bonds	41,119,621	34,991,625
Collective trust funds	2,211,181	2,151,397
Registered investment companies	30,188,501	42,927,670
Other receivables	1,602,354	14,158,657
Other	444,700	569,845

Total assets	411,022,540	412,328,225
Other payables	1,898,145	15,161,992

Net assets, reflecting all investments at fair value	409,124,395	397,166,233

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(13,789,130)	(15,951,304)

Net assets at contract value	$395,335,265	$381,214,929

The net investment gain in the Managed Income Fund for the year ended December 31, 2012, included interest income in the amount of $7,084,550.

At December 31, 2012, the Plan’s portion of the contract value and fair value of fully benefit-responsive investment contracts was $259,895,291 and $269,709,783, respectively. At December 31, 2011, the Plan’s portion of the contract value and fair value of fully benefit-responsive investment contracts (see Note 6) was $235,440,120 and $246,541,859, respectively. The Plan’s portion of the fair value of fully benefit-responsive investment contracts excludes short term investments in registered investment companies of $21,486,838 and $29,876,666, respectively, at December 31, 2012 and 2011. The average yield for the portfolio of fully benefit-responsive investment contracts based on annualized earnings was 1.50% and 1.53% for 2012 and 2011, respectively. The average yield based on the interest rate credited to Participants at December 31, 2012 and 2011 was 1.57% and 1.88%, respectively. The crediting interest rate resets monthly and is based on an agreed-upon formula with the issuers, but cannot be less than zero. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the difference between the fully benefit-responsive investment contracts’ book and market values; the amount and timing of Participant contributions; transfers and withdrawals into/out of the fully benefit-responsive investment contracts; and the duration of the underlying investments backing the fully benefit-responsive investment contracts.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

NextEra Energy, Inc. Stock Fund

The value of the Plan’s interest in the NextEra Energy, Inc. Stock Fund included in the statements of net assets available for benefits represents approximately 68.0% of the net assets of that fund at December 31, 2012 and 67.9% at December 31, 2011. The NextEra Energy, Inc. Stock Fund’s net assets available for benefits consisted of the following:

	December 31,
	2012	2011
Assets
Investments, at fair value:
Company Stock	$334,380,443	$317,320,288
Registered investment companies	1,348,982	705,534
Non-interest bearing cash	—	2,645,009

Total investments	335,729,425	320,670,831

Other receivables	1,984,739	1,660,811

Total assets	337,714,164	322,331,642

Other liabilities	117,197	549,448

Net assets	$337,596,967	$321,782,194

The net investment income in the NextEra Energy, Inc. Stock Fund for the year ended December 31, 2012, was comprised of interest and dividend income in the amount of $12,117,249 and net realized and unrealized appreciation in the fair value of Company Stock in the amount of $41,579,132.

Large Cap Growth Fund managed by T. Rowe Price

The value of the Plan’s interest in the Large Cap Growth Fund managed by T. Rowe Price (Large Cap Growth Fund) included in the statement of net assets available for benefits represents approximately 74.5% of the net assets of that fund at December 31, 2012 and 74.8% at December 31, 2011. The Large Cap Growth Fund’s net assets available for benefits consisted of the following:

	December 31,
	2012	2011
Assets
Investments, at fair value:
Common stocks	$115,874,431	$94,699,926
Collective trust funds	624,681	593,648

Total investments	116,499,112	95,293,574

Other receivables	958,558	237,787

Total assets	117,457,670	95,531,361

Other liabilities	481,593	932,470

Net assets	$116,976,077	$94,598,891

The net investment income in the Large Cap Growth Fund for the year ended December 31, 2012, was comprised of interest and dividend income in the amount of $1,056,332 and net realized and unrealized appreciation in the fair value of common stocks and collective trust funds in the amount of $16,154,504.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

Mid-Cap Growth Fund managed by Friess Associates

The value of the Plan’s interest in the Mid-Cap Growth Fund managed by Friess Associates included in the statement of net assets available for benefits represents approximately 68.2% of the net assets of the fund at December 31, 2011. During 2012 the Mid-Cap Growth Fund managed by Friess Associates was replaced with the Small Mid Cap Growth Fund managed by Delaware Investments. The majority of existing balances and future Participant elected contributions in the Mid-Cap Growth Fund managed by Friess Associates were transferred to the Small Mid Cap Growth Fund managed by Delaware Investments. The Mid-Cap Growth Fund managed by Friess Associates net assets available for benefits consisted of the following:

	December 31,
	2012	2011
Assets
Investments, at fair value:
Common stocks	$—	$52,494,942
Collective trust funds	—	1,506,967
Non-interest bearing cash	5,228	—

Total investments	5,228	54,001,909

Other receivables	—	396,401

Total assets	5,228	54,398,310

Other liabilities	5,228	1,486,161

Net assets	$—	$52,912,149

The net investment income in the Mid-Cap Growth Fund managed by Friess Associates for the year ended December 31, 2012, was comprised of interest and dividend income in the amount of $304,707 and net realized appreciation in the fair value of common stocks and collective trust funds in the amount of $6,381,026.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

Equity Income Fund managed by T. Rowe Price

The value of the Plan’s interest in the Equity Income Fund managed by T. Rowe Price included in the statement of net assets available for benefits represents approximately 74.7% of the net assets of that fund at December 31, 2012 and 72.7% at December 31, 2011. The Equity Income Fund managed by T. Rowe Price net assets available for benefits consisted of the following:

	December 31,
	2012	2011
Assets
Investments, at fair value:
Common stocks	$63,874,639	$55,153,154
Collective trust funds	2,805,007	2,222,777

Total investments	66,679,646	57,375,931

Other receivables	233,188	170,439

Total assets	66,912,834	57,546,370

Other liabilities	376,149	97,567

Net assets	$66,536,685	$57,448,803

The net investment income in the Equity Income Fund managed by T. Rowe Price for the year ended December 31, 2012, was comprised of interest and dividend income in the amount of $1,850,691 and net realized and unrealized appreciation in the fair value of common stocks and collective trust funds in the amount of $8,108,398.

PIMCO Total Return Bond Fund

The value of the Plan’s interest in the PIMCO Total Return Bond Fund included in the statement of net assets available for benefits represents approximately 70.5% of the net assets of that fund at December 31, 2012 and 70.1% at December 31, 2011. The PIMCO Total Return Bond Fund net assets available for benefits consisted of the following:

	December 31,
	2012	2011
Assets
Investments, at fair value:
Registered investment companies	$135,568,113	$125,649,259
Collective trust funds	593,640	28,075

Total investments	136,161,753	125,677,334

Other receivables	645,162	133,643

Total assets	136,806,915	125,810,977

Other liabilities	284,464	290,247

Net assets	$136,522,451	$125,520,730

The net investment income in the PIMCO Total Return Bond Fund for the year ended December 31, 2012, was comprised of interest and dividend income in the amount of $6,312,113 and net realized and unrealized appreciation in the fair value of registered investment companies and collective trust funds in the amount of $4,015,931.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

Small Mid Cap Growth Fund managed by Delaware Investments

The value of the Plan’s interest in the Small Mid Cap Growth Fund managed by Delaware Investments included in the statement of net assets available for benefits represents approximately 67.8% of the net assets of that fund at December 31, 2012. The Small Mid Cap Growth Fund managed by Delaware Investments net assets available for benefits consisted of the following:

December 31,
2012
Assets
Investments, at fair value:
Common stocks	$51,294,290
Collective trust funds	2,029,164
Non-interest bearing cash	14,293

Total investments	53,337,747

Other receivables	50,098

Total assets	53,387,845

Other liabilities	237,194

Net assets	$53,150,651

The net investment income in the Small Mid Cap Growth Fund managed by Delaware Investments for the year ended December 31, 2012, was comprised of interest and dividend income in the amount of $130,406 and net realized and unrealized depreciation in the fair value of common stocks and collective trust funds in the amount of $2,730,010.

NextEra Energy, Inc. Stock LESOP Fund (Nonparticipant-Directed Allocated)

The value of the Plan’s interest in the NextEra Energy, Inc. Stock LESOP Fund included in the statements of net assets available for benefits represents approximately 75.4% of the net assets of that fund at December 31, 2012 and 2011, respectively. The NextEra Energy, Inc. Stock LESOP Fund’s net assets available for benefits consisted of the following:

	December 31,
	2012	2011
Assets
Investments, at fair value:
Company Stock	$600,359,831	$522,259,932
Registered investment companies	5,169,315	3,514,188

Total investments	605,529,146	525,774,120

Other receivables	1,751	1,252,376

Total assets	605,530,897	527,026,496

Other liabilities	274,488	549,691

Net assets	$605,256,409	$526,476,805

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

The NextEra Energy, Inc. Stock LESOP Fund’s changes in net assets available for benefits consisted of the following at December 31, 2012:

Additions:
Allocation of Leveraged ESOP Shares	$44,725,244
Earnings on investments:
Dividends	20,649,647
Net appreciation fair value of Company Stock	71,989,599

Total gain on investments	92,639,246

Total additions	137,364,490
Deductions:
Benefits paid to participants or beneficiaries	27,008,318
Account maintenance fees	87,394

Total deductions	27,095,712
Net increase	110,268,778

Transfers:
Transfers into the fund	1,199,720
Transfers out of fund	(32,688,894)

Net transfers	(31,489,174)
Net assets at December 31, 2011	526,476,805

Net assets at December 31, 2012	$605,256,409

8.	Income Taxes

In August 2001, the Company received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective December 1, 2000, met the requirements of Section 401(a) of the Code. The Plan has been amended and restated since receiving the determination letter and a new determination letter request was filed on January 29, 2010 under the IRS’s determination letter program. The Company and the Plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Code and that the Plan and related Master Trust continue to be tax-exempt. The Master Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Master Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Master Trust meet the applicable provisions of the Code. In addition, the Company will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends on Company Stock distributed directly to Participants. Participants are given the option to receive dividend distributions in cash in compliance with 2002 tax law changes; all dividends earned by Participants are deductible by the Company.

Company matching contributions to the Plan on a Participant’s behalf, the Participant’s Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Company matching contributions, Pretax Contributions, and earnings thereon are distributed or withdrawn. A loan from a Participant’s account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012 AND 2011

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits included in the financial statements to Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$2,188,614,687	$1,969,764,922
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	9,814,492	11,101,739

Net assets per Form 5500	$2,198,429,179	$1,980,866,661

The following is a reconciliation of net change in net assets available for benefits per the financial statements to the Form 5500:

December 31, 2012
Net increase prior to transfer per the financial statements	$215,206,300
Plus: Current year adjustment to contract value for investments in fully benefit-responsive contracts	9,814,492
Less: Prior year adjustment to contract value for investments in fully benefit-responsive contracts	(11,101,739)

Net income per Form 5500	$213,919,053

In accordance with accounting guidance, the Plan presented the investments for fully benefit-responsive investment contracts at fair value on the statement of net assets available for benefits with a reconciling item adjusting back to contract value, which is not required on Form 5500.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2012

Participant-Directed Investments:

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Units/Shares Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value
*	Participant loans	3.25% - 7.75%	$42,665,318
		Maturing through 2017
* Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 20, 2013		NextEra Energy, Inc. Employee Retirement Savings Plan
(Name of Plan)

	By:	/s/ DEBORAH H. CAPLAN
Deborah H. Caplan Chairman of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23(a)	Consent of Crowe Horwath LLP